

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

January 5, 2018

Wang Huang
Chief Executive Officer
Huami Corporation
Building H8, No. 2800, Chuangxin Road
Hefei, 230088
People's Republic of China

      Re: Huami Corporation
             Amendment No. 2 to Draft Registration Statement on Form F-1
             Submitted December 29, 2017
             CIK No. 0001720446

Dear Mr. Huang:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Critical Accounting Policies

Share-based payment, page 82

1.   Please tell us when the 1.7 million restricted stock units were issued in 2017 and the fair value of the underlying ordinary shares on the date of the grant.

Fair Value of Ordinary Shares, page 83

2.   Please provide us with a breakdown of any share options or other share-based awards granted subsequent to September 30, 2017 through the date of effectiveness and the fair value of the underlying ordinary shares at the grant date. Also, please consider updating

the table accordingly. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations.

Notes to the Consolidated Financial Statements for the Nine Months Ended September 30, 2016 (Unaudited) and 2017

Note 24. Subsequent Events, page F-97

3.   If material, for any share option or other share-based awards granted subsequent to the most recent balance sheet date, please revise to disclose the expected impact that the additional awards will have on stock-based compensation expense in future periods. Refer to ASC 855-10-50-2(b).

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739, or Christine Dietz, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3730, with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information Technologies
and Services

cc: Z. Julie Gao, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP